82-1209

09046400

GGL DIAMOND CORP.

RECEIVED

2009 JUN 24 A 9:25

CORPORATE FINANCE

NEWS RELEASE

June 17, 2009

Kennecott to conduct Ground Gravity Survey on CH Project Area

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) ("GGL") is pleased to announce that GGL has been informed by Kennecott Canada Exploration Inc. ("Kennecott") of its intentions to conduct a ground gravity survey on the CH Project Area ("Property") about 250 kilometers north of Yellowknife, Northwest Territories.

In February, GGL and Kennecott signed an Exploration and Option Agreement which gives Kennecott the sole and exclusive right and option to acquire, subject to Royalties, a 100% interest in the Property, by incurring expenditures of $10,000,000 on or before December 31, 2016, of which $900,000 is a commitment and must be spent on or before December 31, 2011. In order to exercise the option Kennecott must provide GGL additional yearly payments beginning in 2013, to total $1,000,000 on or before December 31, 2016.

Under the direction of Kennecott, GGL has contracted Aurora Geosciences Ltd. to conduct the gravity survey on lake and land-based targets on the Shoe mineral claims, 45 kilometers west of the Diavik Diamond Mine, which hosts the potential for a cluster of diamondiferous kimberlites. Crews have mobilized into the property for the gravity survey which will help define additional targets within the kimberlite indicator mineral train.

The Shoe claims are part of the extensive CH Project area, covering nearly 175,000 acres, which lies within an area measuring 60 km east-west by 80 km north-south, and starts 30 km west of the Diavik Diamond Mine. GGL has already discovered four kimberlites on the property, one of which, the Bishop kimberlite, is diamondiferous.

ABOUT GGL DIAMOND CORP.

GGL is a Canadian mineral exploration company whose present focus is on its gold properties as well as copper-gold, VMS, nickel and diamonds. All of its properties are located in Canada.

ADMINSTRATION

Ms. Susan de Stein, Vice-President of Administration has resigned as an officer of GGL due to personal reasons.

GGL DIAMOND CORP.
"Raymond A. Hrkac"

Raymond A Hrkac
President & CEO

SUPPL

For further information, please call (604) 688-0546 or contact info@ggldiamond.ca

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

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